Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	September 15, 2026

Eldorado Gold to Host Greek Asset Site Tour

VANCOUVER, BC – Eldorado Gold Corporation (TSX: ELD, NYSE: EGO) (“Eldorado” or the “Company”) today announced it will host a site tour of its Kassandra Mines assets, Skouries and Olympias, from September 15 to 18th, 2026 for analysts and institutional investors. The tour will showcase Eldorado’s exploration activities across Greece.

The site tour presentation is available for download on the Company’s website via the following link: https://www.eldoradogold.com/investors/events-webcasts/greek-asset-site-tour

About Eldorado Gold

Eldorado is a gold, copper and base metals producer with mining, development and exploration operations in Canada, Türkiye, and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com